                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Registration numbers:  33-59125 and 333-55790

      A.    Full title of the plan:

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

                  Financial Statements of The Gillette Company
                             Employees' Savings Plan

The following audited financial statements with report of independent registered public accounting firm thereon are enclosed with this report:

      1. Statement of Assets Available for Plan Benefits as of December 31, 2004 and December 31, 2003.

      2. Statement of Changes in Net Assets Available for Plan Benefits for each of the two years ended December 31, 2004.

Exhibits

      23    Consent of the Independent Registered Public Accounting Firm

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              The Gillette Company
                                              Employees' Savings Plan

June 29, 2005                           By:   /s/ Charles W. Cramb
                                              ----------------------------------
                                              Charles W. Cramb

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN



                                TABLE OF CONTENTS



                                                                            PAGE
Report of Independent Registered Public Accounting Firm                       1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                            4 - 12


Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Master Savings Plan Trust.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Savings Plan Committee
The Gillette Company Employees' Savings Plan:


We have audited the statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.


KPMG LLP

Boston, Massachusetts
June 29, 2005

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003


                                                      2004                2003
                                                 --------------      --------------
Assets:
  Investment in the Savings Plan Trust           $2,061,520,593       1,873,214,825
                                                 --------------      --------------
     Net assets available for plan benefits      $2,061,520,593       1,873,214,825
                                                 ==============      ==============


See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2004 and 2003


                                                        2004                  2003
                                                   ---------------       ---------------
Additions to net assets attributed to:
    Net investment gain from the Savings Plan
    Trust                                          $   279,355,422           298,762,621
    Contributions:
          Employee contributions                        52,533,210            52,063,203
          Employer contributions                        26,858,491            27,264,875
                                                   ---------------       ---------------
             Total additions                           358,747,123           378,090,699
                                                   ---------------       ---------------
Deductions from net assets attributed to:
    Benefit payments                                  (191,235,402)         (145,515,572)
    Forfeitures                                           (154,335)             (275,745)
                                                   ---------------       ---------------
             Total deductions                         (191,389,737)         (145,791,317)
                                                   ---------------       ---------------
             Net increase prior to transfers           167,357,386           232,299,382
Transfer from The Gillette Company ESOP                 20,098,544            42,129,642
Transfer from Zooth, Inc.                                  849,838                    --
                                                   ---------------       ---------------
             Net increase                              188,305,768           274,429,024
                                                   ---------------       ---------------
Net assets available for plan benefits:
    Beginning of year                                1,873,214,825         1,598,785,801
                                                   ---------------       ---------------
    End of year                                    $ 2,061,520,593         1,873,214,825
                                                   ===============       ===============


See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


Description of the Plan

(1) The Gillette Company Employees' Savings Plan (the Plan) is sponsored by The Gillette Company (the Company). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (A)  GENERAL

         The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Regular employees of the Company and its participating subsidiaries are eligible to join the Plan on their date of hire.

     (B)  PARTICIPANT CONTRIBUTIONS

         Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings and from 1% to 5% of their compensation as unmatched savings. All contributions must be in 1% increments.

         All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $13,000 and $12,000 for 2004 and 2003, respectively.

     (C)  EMPLOYER CONTRIBUTIONS

         The Company contributes $1.00 for every $1.00 of each participant's matched savings for the first 5% of each participant's contribution and $0.20 for every $1.00 of the next 5% of each participant's contribution.

     (D)  VESTING

         Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of three years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total, and permanent disability, or Company-initiated termination (other than for cause as determined by the Company).

     (E)  PARTICIPANTS' ACCOUNTS

         A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan's investment fund offerings (the Funds). A participant may direct employee contributions in any of the following Funds:

         GILLETTE COMPANY STOCK FUND

         Invests in shares of The Gillette Company common stock.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


         FIDELITY SHORT TERM INVESTMENT FUND

         Seeks to preserve principal as well as generate interest income through investment in high-quality short- and intermediate-term investment contracts as well as other instruments issued by insurance companies and banks.

         FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO

         Seeks to keep invested principal stable while generating current interest or income by investing in high-quality money market instruments issued or guaranteed by the U.S. Government or its agencies.

         FIDELITY MAGELLAN FUND

         Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

         FIDELITY U.S. EQUITY INDEX COMMINGLED POOL

         Seeks to provide investment results that correspond to the Standard & Poor's 500 Index and invests primarily in the common stocks of the companies that make up that stock index.

         FIDELITY GROWTH COMPANY FUND

         Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth oriented companies.

         FIDELITY EMERGING MARKETS FUND

         Seeks capital appreciation from emerging markets around the world.

         FIDELITY DIVERSIFIED INTERNATIONAL FUND

         Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

         FIDELITY GROWTH & INCOME PORTFOLIO FUND

         Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

         FIDELITY U.S. BOND INDEX FUND

         Invests in investment grade (medium to high quality) or above securities with maturities of at least one year.

         PIMCO MID CAP FUND

         Seeks to increase the value of investments over the long term through capital growth.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


         VANGUARD TOTAL STOCK MARKET INDEX FUND - ADMIRAL CLASS

         Seeks to have investment characteristics effectively equal to the unmanaged Wilshire 5000 Index.

         AF WASHINGTON MUTUAL INVESTORS FUND CLASS R-5

         Seeks to produce current income and to provide an opportunity for growth.

         JOHN HANCOCK SMALL CAP GROWTH FUND - CLASS A

         Seeks long term capital appreciation by investing primarily in stocks of small capitalization companies.

         VANGUARD BALANCED INDEX FUND

         Seeks growth and income by investing in equities and bonds.

         The Fidelity Spartan U.S. Equity Index Fund and the AF Washington Mutual Investors Fund were closed effective April 23, 2003. The participant balances in these funds were transferred to Fidelity U.S. Equity Index Commingled Pool and AF Washington Mutual Investors Fund Class R-5, respectively. A new fund, Vanguard Total Stock Market Index Fund - Admiral Class, was added during 2003.

         Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

     (F)  PARTICIPANT LOANS

         The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

     (G)  PLAN EARNINGS

         As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which includes all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

         With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex dividend date. Any interest or other income earned by the Fund, other than dividends, is allocated quarterly to participant accounts on a proportionate basis.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     (H)  BENEFIT PAYMENTS

         Upon termination of employment, the participant or surviving spouse or beneficiary will receive a lump-sum distribution of the participant's vested account balance, or if the account balance exceeds $5,000 at such time, they may elect to defer payment or receive periodic installments. A participant (or surviving spouse or other beneficiary) may also elect to have the proceeds of the distribution used to purchase an annuity contract for his or her benefit.

         Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan document.

     (I)  FORFEITURES

         Forfeitures by Plan participants are used to reduce Company contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for plan benefits. Actual results could differ from those estimates.

     (B)  INVESTMENTS

         Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust (Savings Plan Trust) based upon the proportionate interest of the Plan in the Savings Plan Trust. See note 5 for a detailed description of the Savings Plan Trust.

         Investments of the Savings Plan Trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the years ended December 31, 2004 and 2003 is 4.49% and 5.06%, respectively, and the crediting interest rate as of December 31, 2004 and 2003 is 4.20% and 4.83%, respectively, for these investment contracts. Fair value for shares of Company common stock held in the Savings Plan Trust is defined as the closing price of the common stock as reported by the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per-share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant loans receivable are valued at cost, which approximates fair value.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


         Fund transactions received prior to 4:00 p.m. Eastern time by Fidelity Management Trust Company are recognized on that business day. Transactions received after 4:00 p.m. Eastern time are valued as of the next business day. Transfers to or from the Gillette Company Stock Fund are valued at the actual purchase or sale price reflecting commissions and transaction fees. Contributions and loan payments into the Gillette Company Stock Fund are invested based upon the weighted average purchase price (including commissions and transaction fees) of the shares of Company common stock acquired. Withdrawals from the Gillette Company Stock Fund are valued based upon the weighted average sale price (including commissions and transaction fees) of the shares sold. Transfers from the Gillette Company Stock Fund are invested in the receiving investment Fund(s) following the settlement period. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

         Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     (C)  PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)  FUNDING POLICY

     The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)  PLAN TERMINATION

     The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion (see subsequent events note 12). If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of their account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Savings Plan Trust may continue in existence at the direction of the board of directors of the Company, subject to the provisions of the Plan and the Savings Plan Trust agreement, or the Savings Plan Trust may be terminated and the assets distributed to participants.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(5)  INVESTMENTS

     Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. Since April 2003, the plans participating in the Savings Plan Trust were The Gillette Company Employees' Savings Plan and The Gillette Company Employee Stock Ownership Plan (ESOP). Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the Savings Plan Trust. The net assets of the Savings Plan Trust at December 31, 2004 and 2003 are as follows:


                                                                       2004                2003
                                                                   --------------      --------------
Investments, at fair value:
     Marketable securities:
        Gillette Company Stock Fund                                $1,313,225,222       1,171,019,453
     Registered investment companies:
        Fidelity Short Term Investment Fund                             9,292,631           4,474,507
        Fidelity Retirement Government Money Market Portfolio          40,118,056          41,471,952
        Fidelity Magellan Fund                                         95,737,637          98,180,328
        Fidelity Growth Company Fund                                  100,586,611          94,286,899
        Fidelity Emerging Markets Fund                                 11,624,220           7,177,908
        Fidelity Diversified International Fund                        47,784,867          32,796,089
        Fidelity Growth & Income Portfolio Fund                        38,352,347          33,449,652
        Fidelity U.S. Bond Index Fund                                  29,608,990          30,136,434
        PIMCO Mid Cap Fund                                             21,293,506          12,336,912
        John Hancock Small Cap Growth Fund - Class A                   10,529,221           6,248,788
        Vanguard Balanced Index Fund                                   42,597,426          39,665,084
        Vanguard Total Stock Market Index Fund Admiral Class            9,238,832           4,516,245
        Fidelity U.S. Equity Index Commingled Pool                    124,075,886         122,499,243
        AF Washington Mutual Inv R-5                                   21,745,761          16,077,146
     Investment contracts, at contract value                          425,462,397         414,356,214
     Participant loans, at cost                                        28,532,224          26,932,508
                                                                   --------------      --------------
                 Total investments and net assets                  $2,369,805,834       2,155,625,362
                                                                   ==============      ==============
Assets allocated to The Gillette Company Employees'
     Savings Plan                                                  $2,061,520,593       1,873,214,825
Assets allocated to The Gillette Company Employee
     Stock Ownership Plan                                             308,285,241         282,410,537


     The aggregate fair value of investment contracts was $439,968,129 and $432,635,224 at December 31, 2004 and 2003, respectively.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


     The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 2004 and 2003 are as follows:

                                                                              2004                  2003
                                                                        ---------------       ---------------
Investment income (loss):
     Net appreciation (depreciation) on fair value of investments:
        Gillette Company Stock Fund                                     $   248,793,435           201,814,537
        Fidelity Magellan Fund                                                5,647,664            18,544,989
        Fidelity Spartan U.S. Equity Index Fund                                      --             3,452,766
        Fidelity Growth Company Fund                                         10,833,201            25,458,247
        Fidelity Emerging Markets Fund                                        1,773,141             1,898,186
        Fidelity Diversified International Fund                               6,822,788             8,621,085
        Fidelity Growth & Income Portfolio Fund                               2,421,569             4,783,806
        Fidelity U.S. Bond Index Fund                                          (255,635)             (199,593)
        PIMCO Mid Cap Fund                                                    2,928,611             2,297,978
        Washington Mutual Investors Fund                                             --               104,886
        John Hancock Small Cap Growth Fund - Class A                          1,095,853             1,170,851
        Vanguard Balanced Index Fund                                          2,565,833             5,560,694
        Vanguard Total Stock Market Index Fund Admiral Class                    731,644               442,220
        Fidelity U.S. Equity Index Commingled Pool                           12,241,283            23,310,394
        AF Washington Mutual Investors R-5                                    1,282,136             2,623,112
     Dividends                                                               26,608,838            25,755,037
     Interest                                                                19,803,402            22,107,554
     Cash and cash equivalents                                                      796                    --
                                                                        ---------------       ---------------
                 Net investment gain                                        343,294,559           347,746,749
Transfer of assets from the Plan                                             79,391,701            79,328,078
Transfer of ESOP assets from State Street                                        27,287           289,451,693
Transfer of assets from Zooth, Inc.                                             849,838                    --
                                                                        ---------------       ---------------
                 Total additions                                            423,563,385           716,526,520
                                                                        ---------------       ---------------
Transfer of assets from the Trust                                          (209,228,578)         (159,411,214)
Forfeitures                                                                    (154,335)             (275,745)
                                                                        ---------------       ---------------
                 Total deductions                                          (209,382,913)         (159,686,959)
                                                                        ---------------       ---------------
                 Net increase in assets                                     214,180,472           556,839,561
Net assets:
     Beginning of year                                                    2,155,625,362         1,598,785,801
                                                                        ---------------       ---------------
     End of year                                                        $ 2,369,805,834         2,155,625,362
                                                                        ===============       ===============

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(6)  ADMINISTRATIVE EXPENSES

     The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Gillette Company Stock Fund. Investment expenses associated with all other funds offered as investment options under the Plan, including the Fidelity Short Term Investment Fund effective May 1, 2003, are deducted from the assets of each of those funds.

(7)  INCOME TAXES

     A favorable tax determination letter was received from the Internal Revenue Service on March 13, 2002 stating that the existing Plan and its underlying trust qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) as a profit sharing plan, and is exempt from Federal income taxes. Further, the features of the Plan relating to tax-deferred savings qualified under Section 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

(8)  ESOP TRANSFERS

     Shares of the Gillette Company Stock Fund allocated to the ESOP accounts of participants not eligible for Company subsidized retiree medical benefits, valued at $42,129,642, were transferred to a special account under this Plan on April 1, 2003.

     In 2004, transfers consisted primarily of accumulated ESOP assets of participants terminated in prior years who did not elect payout of their ESOP balances.

     In the future, transfers from ESOP will occur if participants are terminated and do not elect payout of their ESOP balances within one full fiscal quarter from the date of their termination.

(9)  PLAN TRANSFER

     On August 2, 2004, $849,838 was transferred to the Plan from Zooth, Inc.'s 401(k) Plan as part of the acquisition of Zooth, Inc. Zooth, Inc. was acquired by the Company as of June 4, 2004.

(10) PARTY-IN-INTEREST TRANSACTIONS

     Fidelity Investments, a wholly owned subsidiary of FMR Corporation, manages several of the Plan's investment options as detailed in note 1(e). Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, both wholly owned subsidiaries of FMR Corporation, are the Plan's trustee and recordkeeper, respectively. Therefore, transactions between Fidelity Investments and both the trustee and the recordkeeper qualify as party-in-interest transactions.

(11) PLAN AMENDMENTS

     Effective December 1, 2003 through November 2004, accounts of $5,000 or less were automatically distributed to participants or beneficiaries. This is no longer effective as of November 2004.

     Effective December 1, 2003 through November 2004, a terminated employee, their spouse or domestic partner beneficiary could continue to make loan payments directly to the Trustee until the loan is fully repaid. Repayment of the loan must be made over a period not to exceed five years from the date the loan was originally issued. This is no longer effective as of November 2004.

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(12) SUBSEQUENT EVENTS

     On January 27, 2005, The Procter & Gamble Company, an Ohio corporation (P&G), Aquarium Acquisition Corp., a wholly owned subsidiary of P&G and a Delaware corporation (Merger Sub), and the Company, a Delaware corporation, entered into an Agreement and Plan of Merger (the Merger Agreement). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the Merger), continuing as the surviving corporation.

     Consummation of the Merger is subject to customary conditions, including
     (i) approval of the holders of Gillette common stock, (ii) approval of the holders of P&G common stock, (iii) absence of any law or order prohibiting the closing, (iv) expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain other regulatory approvals,
     (v) subject to certain exceptions, the accuracy of representations and warranties, (vi) the absence of any material adverse effect with respect to each party's business and (vii) the delivery of customary opinions from counsel to the Company and counsel to P&G that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

     The Company has stated as of the close of the merger, Plan participants' shares of Gillette common stock will be converted into P&G common stock using the same ratio (0.975 share of P&G for each Gillette share) that will apply to all other Gillette shareholders.

     The accompanying financial statements have been prepared assuming the Company and the Plan continue on a stand-alone basis and do not reflect any adjustments or disclosures that may be required upon consummation of the Merger.